4675 MacArthur Court Suite 1400 Newport Beach, CA 92660-8842 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

TIFFANY A. FORD tiffany.ford@dechert.com +1 949 442 6005 Direct +1 949 681 8648 Fax

June 29, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Aberdeen Australia Equity Fund, Inc. (“Registrant”)

File Nos. 333-142698

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is Pre-Effective Amendment No. 1 to the Registrant’s Form N-2 filed on May 8, 2007 under the Securities Act of 1933, as amended.

Please direct any questions concerning the filing to Sander Bieber at 202.261.3308 or the undersigned at 949.442.6005.

Sincerely,

/s/ Tiffany A. Ford
Tiffany A. Ford

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